FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Free translation of National Antitrust Commission Resolution No. 78/2007 dated October 16, 2007

FREE TRANSLATION

Buenos Aires, October 16, 2007

Mr. Chairman of the
Comisión Nacional de Valores
Dr. Eduardo Hecker

Ref.: Resolution N° 78/2007 of the National Antitrust Commission

Dear Sirs:

I am writing to you as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to attach a copy of the Resolution N° 78/2007 of the National Antitrust Commission that was notified to the Company today.

Sincerely yours,

Carlos A. Felices
Chairman

FREE TRANSLATION

Ministry of Economy and Production
Secretariat of Domestic Trade
Argentine Antitrust Commission

Re. No. S01:0147971/2007 (DP 29) JS/CRB

BUENOS AIRES, October 16, 2007

IN VIEW OF File No. S01:0147971/2007 of the Registry of the MINISTRY OF ECONOMY AND PRODUCTION, entitled "TELEFONICA DE ESPAÑA, OLIMPIA Y OTROS s/DILIGENCIA PRELIMINAR (DP N°29)" [TELEFONICA DE ESPAÑA, OLIMPIA ET AL on PRELIMINARY PROCEEDING (DP No. 29)], and

WHEREAS:

The referred-to proceeding was instituted to determine whether the economic transaction discussed herein has an impact on competition in the Argentine market, taking into account current regulatory framework provisions.

A consortium called TELCO, formed by TELEFONICA S.A., ASSICURAZIONE GENERALI S.p.A., INTENSA SAN PAOLO S.p.A., MEDIOBANCA S.p.A. and SINTONIA S.A., shall purchase in the Italian Republic 5.6% of the voting shares of TELECOM ITALIA S.p.A. directly and 18% of such shares indirectly, through the purchase of the company OLIMPIA S.p.A., aggregating 23.6% of the voting shares of TELECOM ITALIA S.p.A.

TELECOM ITALIA S.p.A. is the holder in the Republic of Argentina per se and through TELECOM ITALIA INTERNACIONAL NV. of 50% of the capital of SOFORA TELECOMUNICACIONES S.A., the controlling company of NORTEL INVERSORA S.A. and, through it, of TELECOM ARGENTINA S.A.

TELEFONICA S.A. (Spain) is the direct and indirect holder in the Republic of Argentina of over 98% of the capital stock of TELEFONICA DE ARGENTINA S.A.

TELECOM ARGENTINA S.A. is one of the two major fixed telephony companies in the country and the owner of TELECOM PERSONAL S.A., an operator in the cellular telephony market.

TELEFONICA S.A. (Spain) is the owner of TELEFONICA DE ARGENTINA S.A., the other major operator of fixed telephony, mobile telephony and internet access services.

The basic telephony market is a privatized and regulated market in Argentina, subject to the equilibrium imposed by the express prohibition of monopolistic practices established by the Argentine Constitution (Section 42) and the laws (Law No. 25.156).

Since the inception of privatization process, the exclusivity granted to each license holder was intended to provide a framework and benchmark to each other. Once the exclusivity period elapsed, the market would be open to competition.

In 1998, Decree No. 264/98 on deregulation sought to prepare the market for free competition with the establishment of a transition period.

In compliance with international commitments assumed by the Argentine Government with the World Trade Organization (WTO), ratified by Law No. 25.000, several regulations were approved by Decree No. 764/00 which would enable competition in the basic telephony market.

Both license holders have, since then, maintained a de facto dominating position in their relevant areas, with no third party companies competing with them.

Under Law No. 25.156 for the cases of economic concentration involving companies or persons whose business is regulated through a controlling or regulatory body, a report and grounded opinion should be requested from it on the impact on competition in the relevant market or on compliance with the regulatory framework.

As stated by the SECRETARIAT OF COMMUNICATIONS of the MINISTRY OF FEDERAL PLANNING, PUBLIC INVESTMENT AND SERVICES, the information supplied is not sufficient to render the requested opinion. It is thus necessary to know about the way in which corporate relations legally materialized in our country as well as to secure the documents related to the legal entities involved, characteristics and scope of the transaction.

It should be noted that the telecommunications Regulatory Body or controlling Body, in this case the COMISION NACIONAL DE COMUNICACIONES [ARGENTINE COMMUNICATIONS COMMISSION], a decentralized body reporting to the SECRETARIAT OF COMMUNICATIONS of the MINISTRY OF FEDERAL PLANNING, PUBLIC INVESTMENT AND SERVICES, is responsible for supervising and controlling compliance with the obligations assumed by those who should provide a public service. In addition, it ensures the existence of loyal and effective competition in the provision of the telephone service.

Pursuant to existing data, in April 2007, the ARGENTINE COMISION NACIONAL DE VALORES [ARGENTINE SECURITIES AND EXCHANGE COMMISSION] was informed that a consortium led by the Spanish firm TELEFONICA S.A. had purchased 100% of OLIMPIA S.p.A., major shareholder of TELECOM ITALIA S.p.A.

This new consortium, called "TELCO" where TELEFONICA S.A. (Spain), would have a 42.3% controlling interest in the major shareholder of the Italian operator of TELECOM ARGENTINA S.A. which is TELECOM ITALIA S.p.A.

Thus, TELEFONICA S.A. (Spain) would become a material shareholder of the Italian telephone company and through it of all its controlled companies in Europe and Latin America, which clearly includes TELECOM ARGENTINA S.A.

Evidently, the documentation included in the file lead us to infer that in the framework of such transactions sections have been inserted in corporate agreements self-limiting TELEFONICA S.A. (Spain) in the decisions of its competitor TELECOM ARGENTINA S.A. which could prima facie be irrelevant upon exercising its preeminence in decision making process.

In addition and as it arises from the evidence included in these proceedings, the stake of TELEFONICA S.A. (Spain) in TELECOM ITALIA S.p.A. results from a commercial and industrial plan involving the strategic expansion of such company in European and Latin American markets, the importance and transcendence of which should be subject to evaluation by regulatory bodies with jurisdiction, especially taking into account that the purchase of one company by the other may impact the market and therefore, clients, competitors and third party shareholders, under the provisions of Sections 14, 16, 17, 42 and 75 subsection 18, among other sections, of the Argentine Constitution.

As this transaction entails the risk of violating and impairing rights and in the need to know about the significance of the transaction executed under the regulatory rules of telecommunications and antitrust laws in force in the country, supervision by public utilities and competition protection control bodies should be effectively exercised to determine the potential effects of a prospective concentration transaction promoted by TELEFONICA ARGENTINA S.A. in the communications and other markets in Argentina.

Therefore, and taking into account the deep analysis to be conducted in the chain of control of TELECOM ARGENTINA S.A. upon TELEFONICA S.A. (Spain) joining it and the necessary definition of powers and duties of both companies, this authority should -at this point of the proceedings- order the appointment of two inspectors who are to be present at TELECOM ARGENTINA S.A. to collect all the documents and information related to the economic transaction discussed herein with a view to protecting public concerns in the communications and other markets.

With such information, the COMISION NACIONAL DE DEFENSA DE LA COMPETENCIA [ARGENTINE COMMISSION FOR COMPETITION DEFENSE], a decentralized body reporting to the SECRETARIAT OF DOMESTIC TRADE of the MINISTRY OF ECONOMY AND PRODUCTION, may evaluate whether such transaction could have detrimental effects on the competitive regime and take actions so as to preserve it.

Section 24 of Law No. 25.156 empowers the enforcement authority of such law to promote and conduct such studies and investigations and to request, verify and take any other actions as are deemed necessary to assess and prevent possible impacts on the competitive regime protected and ensured by the aforementioned law.

Taking into account the proofs included in these proceedings, so has been prima facie evidenced.

As there is sufficient likelihood of the claim in the referred-to conduct with sufficient possibility for distorting competitive conditions in the market and potentially harming the general economic interest, it is deemed necessary to take the relevant actions to continue with the investigation of the main issue.

In this case, this authority understands that, as the companies involved in the contingent concentration transaction have not notify such event as provided for by Law No. 25.156, proceedings may be instituted with a view to determining the abovementioned issue, beyond the information required and provided in respect of the transaction characteristics.

The contingent joint liability that may be attached to directors, managers, administrators or representatives who, through their actions or failure in control duties, contributed to or allowed the commission of violations of the rules in force is unavoidable.

This Committee should check, under the current economic situation, whether there is control or significant influence of TELEFONICA S.A. (Spain) over TELECOM ARGENTINA S.A. Therefore, what has been stated in connection with the discussed transaction should be proved.

In such regard, a suitable checking, control and monitoring mechanism should be established to deeply analyze the transaction under discussion and to determine whether such transaction may affect the evolution of the communications market in Argentina or alter or have an impact on game rules in the domestic market.

Therefore, and as set forth by Sections 24 and 58 of Law No. 25.156,

THE ARGENTINE COMMISSION FOR COMPETITION DEFENSE
RESOLVES AS FOLLOWS:

SECTION 1. Establishment by the COMISION NACIONAL DE DEFENSA DE LA COMPETENCIA, a decentralized body reporting to the SECRETARIAT OF DOMESTIC TRADE of the MINISTRY OF ECONOMY AND PRODUCTION, of a checking, control and monitoring mechanism in TELECOM ARGENTINA S.A. during a term of up to TWO (2) months, as from the date of notice hereof.

SECTION 2. Appointment of TWO (2) Observers: ONE (1) on behalf of the ARGENTINE COMMISSION FOR COMPETITION DEFENSE, a decentralized body reporting to the SECRETARIAT OF DOMESTIC TRADE of the MINISTRY OF ECONOMY AND PRODUCTION, and ONE (1) on behalf of the COMISION NACIONAL DE COMUNICACIONES, a decentralized body reporting to the SECRETARIAT OF COMMUNICATIONS of the MINISTRY OF FEDERAL PLANNING, PUBLIC INVESTMENT AND SERVICES, who will be responsible for protecting the public interest of the market, competition, users and consumers.

SECTION 3. Submission by Observers to the COMISION NACIONAL DE DEFENSA DE LA COMPETENCIA, a decentralized body reporting to the SECRETARIAT OF DOMESTIC TRADE of the MINISTRY OF ECONOMY AND PRODUCTION, and the COMISION NACIONAL DE COMUNICACIONES, a decentralized body reporting to the SECRETARIAT OF COMMUNICATIONS of the MINISTRY OF FEDERAL PLANNING, PUBLIC INVESTMENT AND SERVICES, of fortnightly reports as well as those deemed relevant in order to report any action or event which may have come to their knowledge, which may affect the public interest they are to protect, and any other leading to establish the stake of TELEFONICA S.A. (Spain) in TELECOM ARGENTINA S.A., reported and described in these proceedings.

SECTION 4. Appointment of Marcelo GOLDBERG (M.I. No. 18.354.120) as Observer on behalf of the COMISION NACIONAL DE DEFENSA DE LA COMPETENCIA, a decentralized body reporting to the SECRETARIAT OF DOMESTIC TRADE of the MINISTRY OF ECONOMY AND PRODUCTION.

SECTION 5. Request the COMISION NACIONAL DE COMUNICACIONES, a decentralized body reporting to the SECRETARIAT OF COMMUNICATIONS of the MINISTRY OF FEDERAL PLANNING, PUBLIC INVESTMENT AND SERVICES, to appoint an Observer with similar powers.

SECTION 6. Service of notice hereof by TELECOM ARGENTINA S.A. on all those interested parties operating within its jurisdiction within a term of FORTY-EIGHT (48) hours and evidencing so in these proceedings within such term.

RESOLUTION CNDC No. 78

[Signatures and seals]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	October 17, 2007	By:	/s/ Carlos Alberto Felices
			Name:	Carlos Alberto Felices
			Title:	Chairman of the Board of Directors